September 17, 2012

Alexandra M. Ledbetter, Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:           Chancellor Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 0-30219

Dear Ms. Ledbetter:

Maxwell Grant, CEO of Chancellor Group, Inc., has received the Staff’s Comment Letter dated September 10, 2012 and referred it to me.  In accordance with your voicemail message, this letter will confirm that Chancellor will respond to the Comment Letter on or before September 28, 2012.

Thank you for your assistance.

Sincerely,

F. Richard Bernasek

FRB/cam

cc:           Maxwell Grant

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